Pricing Supplement dated March 26, 2009
           to the Product Prospectus Supplement dated January 7, 2008, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                  $3,984,000

                              Royal Bank of Canada
                              Principal Protected Equity Linked Notes
                              Linked to the S&P 500 Index, due March 31, 2015


     Royal Bank of Canada is offering the principal protected notes whose return is linked to the performance of the Reference Asset described below, which may be described in greater detail in the reference asset supplement attached to the product prospectus supplement as Annex A (the "reference asset supplement"). The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated January 7, 2008 describe terms that will apply generally to the principal protected notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.

Issuer:                 Royal Bank of Canada ("Royal Bank").

Issue:                  Senior Global Medium-Term Notes, Series C

Underwriter:            RBC Capital Markets Corporation

Interest rate           We will not pay you interest during the term of the
(coupon):               notes.

Principal Protection:   100%

Reference Asset:        Standard & Poor's 500(R) Index (the "S&P 500(R) Index")

Bloomberg Symbol:       SPX

Initial Reference       832.86
Level:

Incorporated risk       The notes are subject to the risks set forth under the
factors:                heading "General Risks" in the product prospectus
                        supplement. In addition to those General Risks, the notes are also subject to the risks described in the product prospectus supplement on PS-5 in the section entitled "Risks Specific To Notes Linked To The
                        Performance Of An Equity Security, An ETF, An Equity
                        Index Or A Basket Of Equity Securities, Equity Indices
                        Or ETFs." As the return on the notes is capped (i.e.
                        subject to the Maximum Redemption Amount), see also the risks described in the product prospectus supplement on pg. PS-11 in the section entitled "Risks Specific to Notes Which Are Capped, Callable or Redeemable."

Initial Valuation       March 26, 2009
Date:

Issue Date:             March 31, 2009

Maturity Date:          March 31, 2015

Term:                   The term of your notes is approximately six (6) years.

Reference Asset         At maturity, you will receive a cash payment based on
Performance:            the bullish formula using the level of the Reference
                        Asset on the Final Valuation Date as described in the product prospectus supplement.

Payment at Maturity     Payment at maturity will be based on the performance of
(if held to maturity):  the Reference Asset and will be calculated using the following formula:


                        If the Final Reference Level is greater than or equal to the Initial Reference Level, then at maturity, the investor will receive the lesser of:

                          1.  Principal Amount + (Principal Amount x
                              Percentage Change); and

                          2.  Maximum Redemption Amount


                        If the Final Reference Level is less than the Initial Reference Level, then at maturity, the investor will receive their Principal Amount ONLY


Percentage Change:      The Percentage Change, expressed as a percentage, is
                        calculated using the following formula:


                            Final Reference Level - Initial Reference Level
                            -----------------------------------------------
                                        Initial Reference Level


Final Valuation Date:   March 26, 2015


Final Reference         The level of the Reference Asset on Final Valuation
Level:                  Date.

Participation Rate:     100%, subject to cap

Cap:                    50% above the Initial Reference Level

Maximum                 150% multiplied by the Principal Amount
Redemption Amount:

Special features of     The notes are principal protected equity linked notes
the notes:              offering full participation, subject to a cap, in the
                        performance of the Reference Asset prior to maturity. If the performance of the Reference Asset is zero or negative, the return on the notes will be limited to the principal amount. The notes are subject to a Maximum
                        Redemption Amount. The return on the notes is therefore capped at 150% multiplied by the Principal Amount. See the section "Certain Features of the Notes" beginning on Page PS-25 in the product prospectus supplement.

U.S. tax treatment:     We intend to treat the notes as subject to the special
                        rules applicable to contingent payment debt obligations for U.S. federal income tax purposes. In accordance with these rules, you will be required to accrue interest income in accordance with the comparable yield and projected payment schedule for your notes. You should call RBC Capital Markets toll free at (866) 609-6009 to obtain this information. For a detailed discussion of the tax consequences of owning and disposing of your notes, please see the discussion under "Supplemental
                        Discussion of Federal Income Taxes" in the accompanying product supplement, "Certain Income Tax Consequences" in the accompanying prospectus supplement, and "Tax
                        Consequences" in the accompanying prospectus. You should consult your tax advisor about your own tax situation.

Minimum                 $1,000 (except for certain non-U.S. investors for whom
Investment:             the minimum investment will be higher)

Denomination:           $1,000 (except for certain non-U.S. investors for whom
                        the denomination will be higher)

Determination of        The Reference Level of the Reference Asset on any
Reference Level:        trading day will equal the official closing level of the
                        Standard & Poor's 500 Index or any successor index or indices thereto (as described in the product prospectus supplement) published following the regular official weekday close of trading for such index on that trading day. In certain circumstances, the Reference Level for the Reference Asset will be based on an alternate calculation of the Standard & Poor's 500 Index described under "Unavailability of the Reference Price on a Valuation Date -- Reference Asset Consisting of an
                        Equity Securities Index" in the product prospectus supplement.

Clearance and           DTC global (including through its indirect participants
Settlement:             Euroclear and Clearstream, Luxembourg as described under
                        "Description of Debt Securities -- Ownership and
                        Book-Entry Issuance" in the accompanying prospectus).

Currency:               U.S. dollars.

Listing: The notes will not be listed on any securities exchange or quotation system.

CUSIP:                  78008GH39

Calculation agent:      The Bank of New York.

Terms Incorporated      All of the terms appearing above the item captioned
In the Master Note:     "Listing" on the cover page of this pricing supplement
                        and the terms appearing under the caption "Additional
                        Terms of the Principal Protected Notes" in the product prospectus supplement with respect to principal protected notes dated January 7, 2008.

Your investment in the notes involves certain risks. See "Additional Risk Factors Specific to Your Notes" beginning on page PS-1of the product supplement to read about investment risks relating to the principal protected notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement. Any representation to the contrary is a criminal offense.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100%             $3,984,000
Underwriting discounts and commission.................................................     3.625%           $144,420
Proceeds to Royal Bank................................................................     96.375%          $3,839,580


RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $36.25 per $1,000 principal amount note and used a portion of that commission to allow selling concessions to other dealers of $36.25 per $1,000 principal amount note. The price of the notes also included a profit of $40.50 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. The total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada, was $76.75 per $1,000 principal amount note.

We may use this pricing supplement in the initial sale of a principal protected note. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in a principal protected note after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement and reference asset supplement, dated January 7, 2008, the accompanying prospectus, dated January 5, 2007 and the accompanying prospectus supplement, dated February 28, 2007. The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. You should carefully consider, among other things, the matters set forth under "Additional Risk Factors" in the product prospectus supplement and the matters set forth under "Risk Factors" in the prospectus supplement dated February 28, 2007 as the principal protected notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the principal protected notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated January 7, 2008:
     http://www.sec.gov/Archives/edgar/data/1000275/000121465908000021/
     f1383424b3.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.


                              Hypothetical Returns

The examples set forth below are included for illustration purposes only. The reference level of the Reference Asset used to illustrate the calculation of Reference Asset Performance are neither estimates nor forecasts of the reference level of the Reference Asset on the initial valuation date or the final valuation date, as the case may be, on which the calculation of the Reference Asset Performance, and in turn the payment at maturity, will depend. All examples assume that a holder has purchased Notes with an aggregate principal amount of $1,000, a Maximum Redemption Amount of 150% multiplied by the Principal Amount and that no extraordinary event has occurred.


Example 1--    Calculation of the Payment at Maturity where the Reference Asset
               Performance is greater than 0% but less than the Maximum
               Redemption Amount.
               Reference Asset
               Performance:             15%
               Payment at Maturity      $1,000 + ($1,000 x 15%) = $1,000 + $150
                                        = $1,150
               On a $1,000 investment, a 15% Reference Asset Performance results in a payment at maturity of $1,150, a 15% return on the Notes.


Example 2--    Calculation of the Payment at Maturity where the Reference Asset
               Performance is less than 0%. Reference Asset
               Performance:             -25%
               Payment at Maturity      $1,000 + ($1,000 x -25%) = $1,000 - $250
                                        = $750; the Payment at Maturity cannot
                                        be less than zero; therefore, the
                                        Payment at Maturity will be limited to
                                        the Principal Amount.
               On a $1,000 investment, a -25% Reference Asset Performance results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 3--    Calculation of the Payment at Maturity where the Reference Asset
               Performance is greater than the Maximum Redemption Amount.
               Reference Asset
               Performance:             52%
               Payment at Maturity      $1,000 + ($1,000 x 52%) = $1,000 + $520
                                        = $1,520; but the Maximum Redemption
                                        Amount is $1,500.
               On a $1,000 investment, a 52% Reference Asset Performance results in a Payment at Maturity of $1,500, a 50% return on the Notes.






                             Historical Information


The graph below sets forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters in each of 2006, 2007 and 2008, as well as for the period from January 1, 2009 through March 26, 2009.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the market level of the Reference Asset on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

                                     S&P 500
                                   ('99 - '08)
                                 [CHART OMITTED]



                                                                                                 Period-End
                                              High Intra-Day           Low Intra-Day          Closing Level of
   Period-Start          Period-End            Level of the             Level of the            the Reference
       Date                 Date              Reference Asset         Reference Asset               Asset
       ----                 ----              ---------------         ---------------               -----
     1/1/2006             3/31/2006               1310.88                 1245.74                  1294.83
     4/1/2006             6/30/2006               1326.7                  1219.29                  1270.2
     7/1/2006             9/29/2006               1340.28                 1224.54                  1335.85
    10/1/2006            12/29/2006               1431.81                 1327.1                   1418.3

     1/1/2007             3/31/2007               1461.57                 1363.98                  1420.86
     4/1/2007             6/30/2007               1540.56                 1416.37                  1503.35
     7/1/2007             9/30/2007               1555.9                  1370.6                   1526.75
    10/1/2007            12/31/2007               1576.09                 1406.1                   1468.36

     1/1/2008             3/31/2008               1471.77                 1256.98                  1322.7
     4/1/2008             6/30/2008               1440.24                 1272.00                  1280.00
     7/1/2008             9/30/2008               1313.15                 1106.42                  1166.36
    10/1/2008            11/25/2008               1167.03                  741.02                   857.39

     1/1/2009             3/26/2009                943.85                  666.79                   832.86


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                       Specific Investment Considerations

The notes are intended to be held to maturity. Your principal is only protected (to the extent specified on the front cover of this pricing supplement) if you hold the note until maturity. If you sell your notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your notes sold and may incur a substantial loss. There may be little or no secondary market for the notes. In addition, the price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

You may not realize a gain on the note. If the Reference Asset Performance is zero or negative on the final valuation date, the payment at maturity with respect to each note will be limited to the principal amount. This will be true, even if the Reference Asset was positive during the term of the note, because the payment at maturity will be calculated solely on the basis of the of the closing level of the Reference Asset (or otherwise determined by the calculation agent, in the case of a market disruption event) as of the final valuation date. The notes are intended to be held to maturity.

The Maximum Redemption Amount limits your potential return. The appreciation potential of the Notes is limited to the Maximum Redemption of 150%, regardless of the performance of the Reference Asset. In fact, if the Reference Asset performs so well that it closes at a level above the cap on the Final Valuation Date, you will receive only the Maximum Redemption Amount.

The notes are unsecured. The notes are solely the unsecured obligations of Royal Bank. An investment in the notes does not constitute a deposit and neither the notes nor your investment in the notes are insured by the Canada Deposit Insurance Corporation, the Federal Deposit Insurance Corporation or any other private or governmental agency. The business and affairs of Royal Bank may affect the market value of your Notes.

Potential conflicts of interest. We and our affiliates expect to engage in trading activities related to the Reference Assets that may present a conflict between the holders' interest in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities could influence the levels of the Reference Assets and, therefore, the market value of the notes.

Insurance companies, employee benefit plans and non-U.S. holders. Any insurance company or fiduciary of a pension plan or other employee benefit plan or any non-U.S. holder of the notes should consult with its own advisors to determine whether an investment in the notes is suitable for you. Non-U.S. holders are subject to particular risks that are not described in the product supplement.


                        Supplemental Plan of Distribution

     We expect that delivery of the Notes will be made against payment for the Notes on or about March 31, 2009, which is the third business day following the Issue Date (this settlement cycle being referred to as "T+3"). See "Supplemental Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.



                                   $3,984,000


                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

                     Principal Protected Equity Linked Notes
                 Linked to the S&P 500 Index, due March 31, 2015

                                 March 26, 2009